SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)1

Emerson Radio Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
291087203
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 12, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A3	Page 2 of 7

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,679,297
	8	SHARED VOTING POWER 281,771
	9	SOLE DISPOSITIVE POWER 1,679,297
	10	SHARED DISPOSITIVE POWER 281,771
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,961,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* IN-OO

SCHEDULE 13D/A3

This constitutes Amendment No. 3 to the statement on Schedule 13D (the “Amendment No. 3”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed May 22, 2012 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. This Amendment No. 3 is being filed to report that since the filing of the Amendment No. 2 to the Statement, dated August 7, 2012, a material change occurred in the percentage of shares of Common Stock beneficially owned by Mr. Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-3 and Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $498,760.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $719,774.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $217,582.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the managing member of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $1,177,710.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $3,748.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (S8) (“MILGRAT (S8)”), dated as of October 24, 2011, Mr. Miller was named as the trustee to MILGRAT (S8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (S8) were contributed to MILGRAT (S8) by its grantor, Catherine C. Miller.

Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-member and co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-member and co-manager of Milfam NG was approximately $431,972.00.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller. The purchase price for the shares of Common Stock held by the IRA was approximately $1,029.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,961,068 shares of Common Stock, which is equal to approximately 7.2% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on August 14, 2012. As of the date hereof, 309,789 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 424,838 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 135,000 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust C, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 200,534 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (S8), 599,302 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 237,271 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam NG, 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned by the IRA, and 8,640 of the shares of Common Stock beneficially owned by Mr. Miller are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, Trust C, MILGRAT (S8), the IRA, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Milfam NG and Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Trust A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
September 27, 2012	1,000	$2.03
October 1, 2012	500	$2.06
October 4, 2012	100	$2.05
October 8, 2012	21,373	$2.039
October 9, 2012	2,000	$2.038
October 10, 2012	300	$2.05
October 10, 2012	4,657	$2.0699
October 12, 2012	250	$2.05
October 12, 2012	5,700	$2.1018
October 15, 2012	6,100	$2.1199

	Trust D
Date of Transaction	Number of Shares Purchased	Price Per Share
September 19, 2012	20,100	$2.03
September 25, 2012	1,000	$2.03

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
August 20, 2012	275	$2.00
August 21, 2012	21,794	$1.9856
August 22, 2012	4,444	$1.9998
August 24, 2012	50	$2.00
August 27, 2012	550	$2.00
August 28, 2012	3,801	$2.00
August 30, 2012	450	$2.00
August 31, 2012	558	$2.00
September 4, 2012	429	$1.9891

September 6, 2012	2,346	$2.00
September 7, 2012	11,486	$1.9972
September 10, 2012	20,081	$1.9997
September 13, 2012	2,100	$2.00
September 14, 2012	2,653	$2.00
September 17, 2012	3,318	$2.00
September 19, 2012	6,700	$2.0419
September 20, 2012	5,353	$2.0486
September 21, 2012	11,143	$2.0254
September 24, 2012	1,000	$2.00

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2012

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III